Exhibit 99.1

Nevada Geothermal Power Inc.
Faulkner 1 Power Outage – Power Cable System on the Mend

Vancouver, B.C. (February 10, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) reported today on the status of the electrical cable breakdown at the 49.5 MW Faulkner 1 geothermal power plant. The plant automatically shut down due to heat build up and cable failure in the buried power cable system. NGP and its Engineering Procurement Construction (EPC) contractor are working cooperatively to get the plant back online as soon as possible.

Repairing the failed power cable system entails replacement and rerouting of power cables to the power turbine generators, iso-pentane pumps, cooling water pumps and cooling tower fans. Construction is underway with the new permanent cable system scheduled to be ready for full operations in early March, 2010. In the interim period, NGP and the EPC contractor plan to restart the plant at a reduced power output in mid-February using two of the three energy converters.

Repair costs are to be covered under a warranty by the EPC contractor. NGP has entered into discussions with the EPC contractor with regard to other related costs.

Other Geothermal Projects Planned

With the development of Faulkner 1 in the final stages, NGP has turned its attention to its other development projects. The Pumpernickel, Crump Geyser and Blue Mountain build out power projects are planned for completion within the window of opportunity presented by the American Recovery and Reinvestment Act (ARRA) stimulus program. The company will also advance its Black Warrior geothermal project under a cash share program with the DOE. NGP will release more information on its development program in the near future.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada, and Crump Geyser, Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com